Exhibit 99.2

Western Wind Energy Corp.
Management Discussion and Analysis
For the interim period ended September 30, 2010

October 29, 2010

This Management Discussion and Analysis (“MD&A”) should be read in conjunction with the interim consolidated financial statements of Western Wind Energy Corp. (“Western Wind” or “us” or “we” or the “Company”) as at and for the nine months ended September 30, 2010 (the “financial statements”). References to notes in this material are in respect to notes to these financial statements. All amounts are expressed in Canadian dollars unless otherwise stated. References to notes are with reference to the financial statements.

This report, including the MD&A, contains forward-looking statements, including statements regarding the business and anticipated future financial performance of the Company, which involve risks and uncertainties. These risks and uncertainties may cause the Company’s actual results to differ materially from those contemplated by the forward-looking statements. Factors that might cause or contribute to such differences include, among others, market price, continued availability of capital financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. Investors are also directed to consider other risks and uncertainties discussed in the Company’s required financial statements and filings.

Overall Performance

Corporate Summary

The Company owns two operating wind energy electrical generation facilities in California. The Company is developing wind and solar energy projects in California, Arizona, the Province of Ontario and the Commonwealth of Puerto Rico. The two operating wind plants are comprised of the Windridge generating facility in Tehachapi, California, that has a 4.5 MW rated capacity and the Mesa Wind Power generating facility near Palm Springs, California, that has a 30 MW rated capacity.

In California and Arizona, the Company has purchased or leased land to build wind farms and is continuing to carry out meteorological, environmental, geotechnical, transmission studies, turbine selection, permitting and zoning work to further the development of these properties into wind farms. In Ontario, the Company has four conditional land purchase agreements for 40 MW of proposed solar energy projects. The Company is working on rezoning the properties and executing power purchase agreements to further develop these properties into solar energy facilities. In the Commonwealth of Puerto Rico, the Company has leased land to build a solar energy facility. The Company is currently working on obtaining a power purchase agreement and carrying out zoning work.

The Company is headquartered in Vancouver, BC and has a branch office in Tehachapi, California. It is listed on the TSX Venture Exchange under the symbol “WND”, and on the Pink Sheets market under the symbol “WNDEF”.

The Company has assembled a management team that is experienced in all aspects of the wind and solar energy business, including but not limited to site evaluation, energy analysis, site acquisition, transmission, permitting and zoning, turbine and solar panel selection, construction, environmental, operations, finance and sales and marketing.

The Company operates through two wholly owned subsidiaries that are responsible for the management of wind farms and the development of new energy projects. AERO Energy LLC (“Aero”) is responsible for land ownership in California as well as the operation of the existing 4.5 MW Windridge Wind Farm. Western Wind Energy US Corporation (“Western Wind US”) is responsible for the land ownership in Arizona, the development of all Arizona and California wind projects and the operation of the existing 30 MW Mesa Wind Farm through its wholly owned subsidiary, Mesa Wind Power Corporation (“Mesa Wind”).

The Company has incorporated two project specific subsidiaries of Western Wind US, Windstar Holding Company (“Windstar Holding”) and Windstar Energy LLC (“Windstar Energy”), to develop the 120 MW Windstar wind project. The Company has also incorporated Western Solargenics Inc. (“Solargenics”) to actively pursue the development of solar energy projects in Ontario, Canada. The Company recently incorporated two additional project specific subsidiaries, Solargenics, Ottawa 1 Inc. (Solar 1), to develop a solar project near Ottawa, Ontario and Kingman Energy Corp., to develop the integrated wind and solar project in Arizona.

The Company employs two full time employees and contracts with nine full time consultants and six part-time consultants to develop new wind farms and solar projects and manage the Company. The Mesa Wind Farm (“Mesa”) and the Windridge Wind Farm (“Windridge”) are managed by an unrelated company, Green Energy Maintenance Corp. (formerly Airstreams Maintenance Corporation) (“GEM”), who operates and maintains the wind farms.

Operations

California – Mesa Wind Farm

The Company’s Mesa Wind Farm is a 30 MW wind power facility located in the San Gorgonio Pass near Palm Springs. The assets include a right-of-way on 440 acres of land owned by the Bureau of Land Management (“BLM”), a Power Purchase Agreement (“PPA”) with Southern California Edison (“SCE”), 460 wind turbines, a collection system, a substation, roads and a maintenance building. The electricity production over the last nine years has been approximately 60 million kWh per year.

Currently, of the original 460 65-kW Vestas V15 turbines, approximately 430 are still operational and most have been upgraded to 75 kW, therefore maintaining the nominal 30 MW capacity with fewer units. All operations and maintenance are subcontracted out to GEM, an independent company that has extensive experience in operating and maintaining wind farms and overhauling wind turbines.

The Company submitted a plan of development (“POD”), environmental and archaeological assessments required for a repower and expansion up to 50 MW to BLM. A leading consultant was engaged for a wind assessment study that determined the siting of the wind turbines for the redevelopment project of approximately 50 MW. Phase I of the redevelopment includes removing the existing turbines and installing 12 to 15 new, more efficient turbines. Phase II consists of installing an additional eight turbines and is dependent on obtaining transmission capacity. On September 21, 2009 the BLM issued a Record of Decision approving our redevelopment project and granted a 24-year ROW extension to September 22, 2037.

SCE has notified us that the repower of Mesa would cause significant transmission reliability issues and that there was insufficient capacity for Phase II of the Mesa Project, the 16-MW expansion (known as Mesa II). After further evaluation, management decided to delay the repower with SCE due to the costs involved with the upgrade until the interconnection studies are closer to completion. Management still has expectations for the repowering/expansion of the Mesa Wind Farm.

The Company has capitalized $185,278 in construction-in-progress costs during the nine months ended September 30, 2010.

California – Windridge

The Windridge Wind Farm consists of 191 acres of land in Tehachapi, California, 43 Windmatic turbines, a substation, a collection system and a PPA with SCE which expires on December 7, 2014 to deliver the output from 4.5 MW of capacity.

Western Wind was exploring options to increase the generating capacity and accordingly submitted a plan to the U.S. Federal Aviation Administration (“FAA”) in 2008 for seven new turbine sites to replace the existing turbines. The FAA is responsible for protecting the national airspace and reviews proposed obstructions, such as communications towers, wind turbines, airport flight patterns, etc., to that airspace that exceed the stated maximum height limits to determine whether the proposed obstruction will be a hazard to existing uses of the airspace. In October 2008, the FAA issued a notice stating that the seven new proposed turbines exceeded the maximum height limit for that area and would be a hazard to existing uses so the Company’s Windridge expansion plans have been temporarily suspended. The facility is currently operating below its rated capacity but management believes that the Windridge property can be repowered to deliver the full 4.5 MW of name plate capacity with new turbines that are within the FAA height restrictions or by using up to 70 of the Vestas V15 wind turbines that may be available after the Mesa Wind Farm expansion and repower.

California – Windstar 120 MW – Late Stage Development

The Company owns 1,850 acres of land in the Tehachapi Pass Wind Park. Parcels in excess of 1,015 acres are zoned for wind farm development and zoning approval was obtained by the Kern County Board of Supervisors on June 9, 2009. Five meteorological towers have been erected since May 2006, to provide data for wind assessment reports to forecast electricity production and to site the wind turbines to optimize electricity production.

The Tehachapi Pass Wind Park is one of the largest wind parks in the world with over 5,000 wind turbines owned and operated by a variety of entities. Tehachapi Pass produces over 705 megawatts of name plated capacity and produces over 1.4 billion kilowatt hours of electricity per year. The Tehachapi mean-average annual wind speeds and frequency distributions are well documented due to the long history of wind energy production in the area. Capacity factors in Tehachapi are in excess of 40% using modern wind turbines.

On December 17, 2009, the Company signed an amendment to the PPA with SCE that updates the terms to reflect current market conditions and project status. On June 24, 2010, the California Public Utilities Commission (“CPUC”) approved the amendment to the PPA. The Company estimates that construction will begin in the fourth quarter of 2010 and for Commercial Operations to commence in the fourth quarter of 2011.

The Company has executed interconnection and transmission service agreements for access to and use of the Sagebrush Line to be used for the Windstar Lower Resource. In addition, we have also submitted all required applications for interconnection and transmission services to NextEra Energy Resources (formerly known as FPL Energy, LLC), the operator of the Wilderness Line for the Windstar Upper Resource, and expect to have the interconnection and transmission service agreements executed by the fourth quarter of 2010.

The Company has executed a Large Generator Interconnection Agreement (“LGIA”) with California Independent System Operator (“CAISO”) and SCE to deliver power to SCE’s Vincent Substation. In February 2009, the CAISO granted our request to extend the commercial operation deadline from December 31, 2010 to December 31, 2012 due to its delays in processing our interconnection request.

The Company has selected RMT, Inc. whose parent company is the multi-billion dollar regulated utility, Alliant Energy of Madison, Wisconsin. (LNT:NYSE) as the engineering, procurement and construction (“EPC”) contractor for Windstar. During the first quarter of 2010 a final EPC contract has been drafted and is awaiting final review and signatures from both parties. The Company anticipates executing a signed contract in the fourth quarter of 2010.

The Company has selected Gamesa for the procurement of up to 120 MW of wind turbine generators. The Windstar Project will consist of Gamesa G80 2-MW and G87 2-MW turbines. This flexible product mix is capable of harnessing the uniquely varied wind regime of the Windstar site. The Company is currently formulating the complex delivery, erection, mechanical completion and commissioning strategy and expects this construction strategy and contract to be complete in the fourth quarter of 2010.

In June 2010 the Company updated its engagement letter with The Manufacturers Life Insurance Company (“Manulife”) for the arrangement of up to $208 million in senior secured project financing (“Debt Facility”) to support the construction and operation of the 120 MW Windstar Project. The term of the Debt Facility would include the construction period plus 20 years and the interest rate would be fixed at a market rate set upon closing. Closing of this financing will be subject to usual and customary due diligence by R. W. Beck Inc. and DNV Global Energy Concepts Inc. for a wind project as well as lender approvals. The remaining balance of the Windstar project financing is expected to come from a combination of vendors and a third party lender, some of whom would be repaid from the 30% cash grant from the US Treasury Department.

A majority of the project due diligence to be provided by R.W. Beck Inc and DNV Global Energy Concepts Inc. has been completed as at the date of this report. Our application for construction and term senior debt financing is currently being reviewed by Manulife and we anticipate receiving their approval and funding in the fourth quarter of 2010.

The Company expenses the property carrying costs such as property taxes, liability insurance costs and mortgage interest and capitalizes the wind farm development costs which include costs related to zoning and permitting, geotechnical, engineering and interconnection studies and legal fees related to transmission, financing, power purchase and regulatory matters.

The Company has capitalized $4,384,300 in construction-in-progress costs during the nine months ended September 30, 2010.

California - Barstow Project – Early Stage Development

In December 2007, the Company secured a new 100 MW wind and solar energy site near Barstow. After reviewing the Company’s environmental and cultural surveys of the area for the installation of meteorological towers, BLM issued an environmental assessment and, effective April 2, 2009, a three-year grant authorizing us to install two towers. The towers were installed during the second quarter of 2009.

The Company has determined that the wind resource is sufficient to justify developing a wind farm project and is proceeding with the required environmental surveys to install wind turbines and associated electrical equipment, and apply for a commercial right-of-way grant from the BLM for approximately 3,300 acres. The Company is first in the queue to obtain a commercial right-of-way. This project is in the earliest stages of development and we have not yet begun negotiations for a PPA or submitted applications for interconnection and transmission.

California – Windswept – Early Stage Development

Western Wind Energy Corp has secured approximately 571 contiguous acres near Tehachapi, California just west of our Windstar Project, through land purchases and ground leases to pursue the development of an additional wind energy project of at least 30 MW. We are testing the wind resource to confirm suitability and working on acquiring or leasing additional contiguous land parcels to increase the capacity of the Windswept Project.

The Windswept Project is still several years away and is subject to obtaining wind energy zoning from Kern County, a power purchase agreement, interconnection to SCE’s new Tehachapi Renewable Energy Transmission line, financing and other development milestones.

Arizona – Kingman Project – Late Stage Development

The Kingman Project is a 10.5 MW wind and solar project fully zoned for wind and solar energy on 1,110 acres owned by the Company in Kingman, Arizona. On October 16, 2009 the Company signed a power purchase agreement with UNS Electric, Inc, a subsidiary of UniSource Energy Corporation of Arizona (“UNS”) for a new fully integrated combined wind and solar (photo voltaic "PV") energy project. The Arizona Corporation Commission approved the PPA on April 1, 2010. The new integrated wind and solar project is believed to be one of the first of its kind in North America.

In addition, we executed a contract with UNS to construct the interconnection facilities, including the transmission line from the project substation to the point of interconnection with UNS transmission system.

The Company received approval from the FAA for the original 15 turbine locations at 399 feet per turbine and expects to receive approval for the final five turbine sites. We have chosen Gamesa as the turbine supplier, RMT as the EPC contractor and American Capital Energy as the solar array provider and installer.

The Company has capitalized $520,507 in construction-in-progress costs during the nine months ended September 30, 2010.

Puerto Rico – Late Stage Development

On August 17, 2010, the Company entered into agreements to secure 400 acres of land through a land lease to develop a 30 MW solar energy project. Under these agreements, the Company paid an initial deposit of US$54,999 representing part of the last year of rent and will pay US$591,000 upon receipt of permits to construct and operate a solar facility on the property. The term of the lease agreement is forty years and the annual lease payments range from US$44,000 in the first year to US$220,000 in the last year. Royalty payments of 1% of net income after taxes are due to the lessor once the solar facility commences operations and electricity becomes available under a power purchase agreement. The Company is in the process of registering the land lease with the Office of Puerto Rico. Pursuant to the executed lease agreement, no obligation under the lease is enforceable until it is registered.

In addition, the Company has completed and received approval from the Puerto Rico Environmental Quality Board for its environmental impact study. The Company is now in the late stages of finalizing a PPA with Puerto Rico Electric Power Authority (“PREPA”).

The Company has capitalized $276,994 in construction-in-progress costs during the nine months ended September 30, 2010.

Ontario, Canada – Early Stage Development

In 2007, the Company began developing solar energy projects in Ontario, Canada. Under the Ontario Power Authority’s Standard Offer Program, renewable energy projects that are 10 MW or less can interconnect with the local distribution system, provided there is sufficient capacity. Such eligible projects are then paid a standard price of $443 per MWh, often known as a “feed-in” tariff.

During 2008 and early 2009, the Company entered into five conditional purchase agreements for land in Ontario, Canada for potential development of solar energy facilities. During 2009, one of the conditional purchase agreements expired. As at September 30, 2010, the Company paid deposits of $46,000, which become non-refundable when the Company obtains all government, local authority, utility and other contracts, agreements and approvals necessary to develop solar energy facilities. Additional future payments of $5,055,000 are contingent on reaching certain development milestones such as appropriate zoning. Title of the properties would not be transferred to us until the full purchase price has been paid.

Due to a change in regulations, the Company’s submitted applications for interconnection and transmission service for the five proposed 10-MW solar energy projects have been let go. The regulations now require the Company to apply for a Feed in Tariff Contract (FIT) before applying for interconnection and transmission service. An application for a FIT for one of the 10-MW projects has been submitted and the Company is now working on further applications for the other projects that are expected to be filed by the end of the year.

New Projects

As part of the Company’s California initiative, we entered into an agreement with an independent meteorological consultant to acquire proprietary wind data for sites that may be developed into wind farms. These potential projects are at an early stage of development. We are carrying out preliminary due diligence to determine the feasibility of these sites for wind and/or solar energy development, and if feasible, acquiring the land by purchase or lease.

Development Strategy

General

The Company acquires and develops sites or existing wind and solar farms based on the following criteria:

  Satisfactory wind and/or resources to justify a commercial renewable energy facility;

  Access to transmission facilities with sufficient available capacity;

  Permitting and zoning policies that allow wind or solar farm development;

  Satisfactory environmental and archeological studies;

  Satisfactory terrain and geographic features that do not impede development;

  Regional support for renewable energy from the local population;

  Local political support for wind/solar power development;

  Adequate incentives at the federal and state levels, including federal and state tax credits and other financial incentives;

  Projected electricity prices; and

  Growing demand for electricity.

The Company has internal consultants as well as third party consultants who are experienced in assessing wind and solar resources, completing the necessary development programs to build wind or solar farms and perform development activities.

The Company’s primary efforts are focused on developing our properties in California, Arizona, and in the Commonwealth of Puerto Rico since these states have renewable energy portfolio standards and relatively high energy prices. Our other focus is on other high energy price jurisdictions such as Ontario, Canada, where there is a high tie-in price offered for small solar projects.

Revenue Strategies

Revenue from wind farms in the U.S. comes primarily from the sale of electricity. Electricity prices vary due to the demand for electricity, competing electricity sources, and support for renewable energy. In the future, California and other states may create markets for “renewable energy credits” (“RECs”), also known as “green tags” or “renewable energy certificates”, allowing the green attributes to be valued and sold separately from the electricity generated. Green credits have the potential to evolve into a significant source of revenue. The Company continues to focus on markets that provide the highest potential returns, primarily California, but also Arizona, the Commonwealth of Puerto Rico and Ontario.

The Company’s operating wind farms depend on sufficient wind to generate electricity. Wind speeds vary in different regions and seasons and at different times of the day. In the Western U.S. for example, wind speed is higher in the spring and summer months than in the fall and winter months, with a high wind month in the spring generating up to three times the electricity of a low wind month in the winter.

Some of the Company’s power purchase agreements provide for pricing based on variable Short Run Avoided Cost (“SRAC”) prices which are influenced by oil and gas prices. As oil and gas costs fluctuate with the market and the heating and cooling seasons, our revenues correspondingly fluctuate.

Financing Strategies

The Company plans to raise capital through institutional sources experienced in power project financing to finance the construction and operation of wind and solar energy facilities. These financial sources are familiar with the operation of power generating facilities and their potential operating and construction risks. The amount of project debt available depends upon the projected cash flow, the existence of a long-term power purchase contract with credit-worthy utilities, the wind/solar assessment report, the identity of the turbine/solar supplier and the general contractor, and the interest rates existing when funds are drawn down.

In the U.S., power project financings can use a limited liability corporation to secure tax equity financing and to monetize any tax benefits that cannot be used by the Company or its subsidiaries. The value of the tax losses resulting from accelerated depreciation and the 2009 economic stimulus program’s 30% cash grant from the U.S. Treasury Department (or the value of tax credits, such as the Federal Production Tax Credits of approximately US$0.021 per kWh or a 30% investment tax credit), can represent a significant portion of the value of a renewable energy project.

The Company’s primary financial strategy is to minimize dilution by only issuing shares at the corporate level if the overall shareholder dilution is less than selling an interest in certain projects to raise the equity required to finance project development. The highest return on a developer’s investment is expected to come from a financing package consisting of the new 30% U.S. Treasury Department grant and project debt.

Project and Contractual Obligations

The Company is affected by local, county, state or provincial and federal legislation concerning environmental, zoning, permitting and operating laws and regulations in the jurisdictions that the Company and its subsidiaries operate. The Company believes that it is in material compliance with all laws and regulations that apply to it or its subsidiaries.

Windstar 120 MW Project

The Company has negotiated an amendment to the PPA it had with SCE to reflect the higher cost of wind turbines, current financing costs, and existing wholesale electricity rates and revised milestone dates. As part of this contract the Company posted a US$2.4 million development fee in favor of Southern California Edison as insurance that the Company will complete the construction of the Windstar project. The development fee is fully refundable on completion of the 120MW Windstar project. The amount refundable will be prorated if the full 120MW nameplated capacity is not reached. The development fee will be forfeited as liquidated damage to SCE if initial operation of the Windstar project does not occur by December 31, 2011. The Company is not currently aware of any other risks associated with the contract with SCE.

The Company entered into a Limited Notice to Proceed Agreement authorizing RMT Inc, the selected EPC contractor for Windstar, to perform preliminary specified engineering, and consulting services up to U.S.$617,000. These services are expected to be part of the EPC contract and are expected to be funded initially from corporate equity and refinanced from the project financing being arranged. As of September 30, 2010 the full amount of this contract has been paid.

The Company has entered into a large generator interconnection agreement (“LGIA”) with SCE for the Windstar project. This agreement requires the Company to pay an amount of U.S.$306,250 to cover potential tax liabilities arising from future activities related to the LGIA. As at September 30, 2010, U.S.$153,125 had been paid.

The Company entered into mortgages to finance the purchase of land in Tehachapi, California and the balance as at September 30, 2010 was $126,854. One of remaining mortgages is repayable in blended monthly payments and bears interest at 6.5% and has a remaining term of four years. The other remaining mortgage is repayable in a single balloon payment and bears interest at 6.5%. The mortgages are secured by first charges on the land.

The Company is required to pay property taxes on its real estate holdings. For the nine months ended September 30, 2010 property taxes were approximately $39,000.

Windridge Project

AERO Energy LLC has a Standard Offer Power Purchase and Interconnection Agreement with SCE that will expire on December 7, 2014 to sell electricity on an “as available” basis at SCE’s short run avoided cost. The Company is not currently aware of any risks associated with the contract with SCE.

Mesa Wind Power

Mesa Wind has a PPA and associated interconnection agreement with SCE which provides for the sale of electricity on an “as available” basis at SCE’s short-run avoided cost through June 22, 2010. On April 12, 2010, SCE extended the PPA in compliance with an order by the California Public Utilities Commission (“CPUC”) pending its approval of a new standard offer contract. Upon CPUC approval of SCE’s new standard offer contract, the Company will be required to enter into the new standard offer contract or to execute a PPA resulting from its participation in SCE’s annual request for proposals (“RFP”) to supply renewable energy.

Mesa Wind has the exclusive right until September 22, 2037 to use 440 acres of land owned by the BLM near Palm Springs for a wind energy development facility. The right-of-way provides for lease payments of US$78,894 per year and the right to obtain a new right-of-way if the existing right-of-way is in good standing. Property taxes are approximately $140,000 per year and insurance costs are approximately $90,000 per year. The Company has entered into an operations and maintenance agreement with GEM that requires the Company to reimburse all costs incurred in the maintenance of the Mesa Wind farm plus a management fee of U.S.$219,000 per annum. The agreement is renewable annually with 30 days notice from its December 15 renewal date. The Company purchased four vehicles and one crane used in the operation of the Mesa via finance contracts. As at September 30, 2010, the outstanding balance related to these finance contracts amounted to $127,279.

Kingman Project

On October 16, 2009 the Company signed a 20 year fixed price power purchase agreement with UNS for a new fully integrated combined wind and solar (photo voltaic "PV") energy project to be built on 1,110 acres owned by the Company in Kingman, Arizona. As part of this contract the Company is required to obtain commercial operation by June 1, 2011. In the event the Company fails to achieve commercial operation with respect to at least the expected facility capacity on or before the scheduled commercial operational date, the Company will be required to compensate the buyer for liquidated damages in accordance with the agreement.

Ontario Solar Project

The Company has four conditional purchase agreements for land in Ontario, Canada for potential development of solar energy facilities. Under these agreements, as of September 30, 2010 the Company has paid deposits of $46,000 that become nonrefundable once the Company obtains all Government, Local Authority, Utility and other contracts, agreements and approvals necessary to develop solar energy facilities. The Company could pay an additional $3,589,000 in progress payments if the Company completes the purchase of the properties.

Selected Quarterly Information

For the three and nine months ended September 30, 2010 and the three and nine months ended September 30, 2009

	Three months ended September 30, 2010 (000’s)	Three months ended September 30, 2009 (000’s)	Nine months ended September 30, 2010 (000’s)	Nine months ended September 30, 2009 (000’s)
Total revenues	$859	$692	$2,332	$2,407
Loss before discontinued operations	$(665)	$(646)	$(2,443)	$(3,511)
Loss before discontinued operations per share	$(0.01)	$(0.02)	$(0.05)	$(0.08)
Net (loss) income	$(665)	$(646)	$(2,443)	$(3,511)
Dividends declared and paid	-	-	-	-
Loss per share, basic and diluted	$(0.01)	$(0.02)	$(0.05)	$(0.08)
Income per share, discontinued operations		-	-	-
Weighted average common shares outstanding, basic and diluted	52,601	41,759	50,045	41,501

Total assets			$37,455	$29,045
Long-term liabilities			$2,954	$3,267
Paid-in-capital			$65,703	$52,101
Shareholders’ equity			$28,014	$24,759

Results of Operations

Revenue

July to September	Three months ended September 30, 2010	Three months ended September 30, 2009	Variance $	Variance %
Energy production for the period (MWh)	14,940	15,603	(663)	-4%
Price/MWh (US$)	$43.03	$40.40	$2.63	7%
Energy sales for the period US$	$642,920	$535,553	$107,367	20%
As available capacity payments	$183,977	$94,741	$89,236	94%
Total sales from generating facilities	$826,897	$630,294	$196,603	31%
Exchange Rate (C$:US$)	1.039	1.097	$59,834	-5%
Energy sales for the period (C$)	$858,759	$691,558	$167,201	24%

For the three months ended September 30, 2010, the Mesa and Windridge wind farms generated a total of 14,940MWh and revenues from energy sales of US$642,920 (average price of US$43.03per MWh) compared to production of 15,603 MWh and revenues from energy sales of US$535,553 (average price of US$40.40 per MWh) for the three months ended September 30, 2009. The increase in energy sales was primarily due to a 7% increase in price partially offset by a 4% decrease in energy production. As available capacity payments for the three months ended September 30, 2010 was US$183,977 which were 94% higher than the comparative periods as available capacity payments of US$94,741. This increase is due to the change in the SRAC contract revenue calculation effective August 2009. The total US dollar sales from generating facilities for the three months ended September 30, 2010 increased 31% to US$826,897 from US$630,294 which was partially offset by a 5% decrease in the value of the US dollar, resulting in the Canadian dollar sales from generating facilities increasing 24% to $858,759 from $691,558 in the comparative period.

January to September	Nine months ended September 30, 2010	Nine months ended September 30, 2009	Variance $	Variance %
Energy production for the period (MWh)	44,769	50,065	(5,296)	-11%
Price/MWh (US$)	$43.24	$41.21	$2.03	5%
Energy sales for the period US$	$1,935,901	$1,952,837	$(16,936)	-1%
As available capacity payments	$302,583	$110,312	$192,271	174%
Total sales from generating facilities	$2,238,484	$2,063,149	$175,335	8%
Exchange Rate	1.0419	1.166	$(57,228)	-11%
Energy sales for the period C$	$2,332,380	$2,406,544	$(74,164)	-3%

For the nine months ended September 30, 2010, the Mesa and Windridge wind farms generated a total of 44,769MWh and revenues from energy sales of US$1,935,901 (average price of US$43.24per MWh) compared to production of 50,065 MWh and revenues from energy sales of US$1,952,837 (average price of US$41.21 per MWh) for the nine months ended September 30, 2009. The decrease in energy sales was primarily due to an 11% decrease in the energy production from lower than average wind speeds offset by a 5% increase in price. As available capacity payments for the nine months ended September 30, 2010 was US$302,583 which was 174% higher than the comparative periods as available capacity payments of US$110,312. This increase is due to the change in the SRAC contract revenue calculation effective August 2009. Total energy sales for the nine months ended September 30, 2010 declined by 3% to $2,332,380 from $2,406,544 in the comparative period due to an 11% decline in the value of the US dollar.

Cost of sales

Cost of sales includes operations and maintenance costs, property taxes, right-of-way fees, insurance, electricity costs and overhead associated with operating the Mesa and Windridge generating facilities. Cost of sales decreased 17% to $400,871 for the three months ended September 30, 2010 and was 47% of revenues compared to $483,156 for the three months ended September 30, 2009 and 70% of revenues in the comparative period. The 17% decrease in cost of sales reflected a 5% decrease in the value of the US dollar.

Cost of sales decreased 19% to $1,161,816 for the nine months ended September 30, 2010 and was 50% of revenues compared to $1,435,568 for the nine months ended September 30, 2009 and 60% of revenues in the comparative period. The 19% decrease in cost of sales for the period is primarily related to an 11% decrease in the US$ exchange rate.

General and administration

	Three months ended September 30, 2010	Three months ended September 30, 2009	Variance	Variance %
Professional fees	$87,626	$74,081	$13,545	18%
Consulting and directors' fees	$211,490	$211,239	$251	0%
Stock-based compensation	$46,836	$165,087	$(118,251)	-72%
Travel and automotive	$80,599	$73,407	$7,192	10%
Advertising and promotion	$5,501	$300	$5,201	1734%
Office and secretarial	$106,264	$91,092	$15,172	17%
Regulatory fees	$26,337	$11,340	$14,997	132%
	$564,653	$626,546	$(61,893)	-10%

General and administration costs decreased to $596,739 for the three months ended September 30, 2010 compared to $626,546, for the three months ended September 30, 2009 due primarily to a reduction in stock-based compensation in the period. Options granted and issued in 2007 became fully vested in 2009 therefore reducing the 2010 stock-based compensation expenditure.

	Nine months ended September 30, 2010	Nine months ended September 30, 2009	Variance	Variance %
Professional fees	$293,164	$263,978	$29,186	11%
Consulting and directors' fees	$653,413	$625,810	$27,603	4%
Stock-based compensation	$282,975	$622,654	$(339,679)	-55%
Travel and automotive	$242,742	$214,277	$28,465	13%
Advertising and promotion	$24,920	$38,058	$(13,138)	-35%
Office and secretarial	$310,882	$316,273	$(5,391)	-2%
Regulatory fees	$67,562	$52,217	$15,345	29%
	$1,875,658	$2,133,267	$(257,609)	-12%

General and administration costs decreased to $1,907,744 for the nine months ended September 30, 2010 compared to $2,133,267, for the nine months ended September 30, 2009 primarily due to a reduction in stock-based compensation explained above.

Project development

	Three months ended September 30, 2010	Three months ended September 30, 2009	Variance	Variance %
Consulting fees	$232,480	$252,471	$(19,991)	-8%
Stock-based compensation	$-	$89,677	$(89,677)	-100%
Project costs	$69,156	$81,244	$(12,088)	-15%
Travel and automotive	$57,569	$41,524	$16,045	39%
Office and secretarial	$47,690	$16,028	$31,662	198%
	$406,895	$480,944	$(74,049)	-15%

Project development costs decreased primarily due to the reduction in the stock-based compensation in the period as explained above.

	Nine months ended September 30, 2010	Nine months ended September 30, 2009	Variance	Variance %
Consulting fees	$699,282	$772,777	$(73,495)	-10%
Stock-based compensation	$80,923	$364,432	$(283,509)	-78%
Project costs	$237,815	$215,381	$22,434	10%
Travel and automotive	$147,598	$119,783	$27,815	23%
Office and secretarial	$139,332	$44,566	$94,766	213%
	$1,304,950	$1,516,939	$(211,989)	-14%

Project costs, travel and automotive and office and secretarial costs increase due to more time allocated and more costs related to the development of the Windstar, Windswept, Kingman and the Ontario and Puerto Rico solar and wind projects in 2010 compared to prior year comparative period. Project development costs decreased primarily due to the reduction in the stock-based compensation as mentioned above.

Amortization

Amortization was $239,991 and $720,912 for the three and nine months ended September 30, 2010, down 6% and 56% from $256,559 and $1,633,703 for the three and nine months ended September 30, 2009 respectively primarily due to a change in accounting estimate discussed below.

Prior to September 2009, the Company amortized its Mesa wind turbines and towers, meteorological towers, and other generating facilities and accreted the asset retirement obligation over the life of the previously existing right-of-way which was originally to expire on January 26, 2013. On September 21, 2009, the Company’s BLM right-of-way for its Mesa operations was extended to September 22, 2037, which extends the life of the meteorological towers, and other generating facilities. Management estimates the Mesa wind turbines will have another ten years of useful life, an increase of seven years compared to the estimated life used in the comparable quarter last year, but no net salvage value at that time and these assets are now being amortized on a straight-line basis over ten years.

Asset retirement obligation

Accretion was $1,767 and $5,287 for the three and nine months ended September 30, 2010, down 1% and 87% from $1,783 and $40,752 for the three and nine months ended September 30, 2009 respectively primarily due to a change in accounting estimate discussed below.

The Mesa Wind Farm acquisition in July 2006 included a grant of right-of-way with the BLM, the Mesa Wind Farm land owner. The grant right-of-way requires the turbines and foundations be removed at the termination of the lease. In previous reporting periods the Company accreted the asset retirement obligation over the life of the previously existing right-of-way which was originally to expire on January 26, 2013. On September 21, 2009 the Company’s BLM right-of-way for its Mesa operations was extended to September 22, 2037. The asset retirement obligation is accreted over the life of the new right of way expiring on September 22, 2037 which has significantly reduced the liability in current dollars. This change in accounting estimate has been applied prospectively with an effect of also reducing the accretion in the period.

Interest and accretion on long term debt

Interest and accretion on long term debt for the three months ended September 30, 2010 was $3,642 compared to $12,462 for the three months ended September 30, 2009. The decrease in interest on long term debt for the quarter ended September 30, 2010 was primarily due to the repayment of the Windridge acquisition loan in 2009.

Interest and accretion on long term debt for the nine months ended September 30, 2010 was $8,500 compared to $37,842 for the nine months ended September 30, 2009. The decrease was primarily due to the repayment of the Windridge loan and one Windstar mortgage in 2009 and the repayment of two other Windstar mortgages in 2010.

Foreign exchange gain (loss)

The Company incurred a foreign exchange gain of $17,605 for the three months ended September 30, 2010 due primarily to a change in the US exchange rate from 1.0606 as at June 30, 2010 to 1.0293 at September 30, 2010. The major US operations of Mesa are considered self-sustaining and the gain/loss in value will be deferred until the Company’s net investment in those operations is disposed of. The accumulated currency translation adjustments are recorded as accumulated other comprehensive (loss) income in shareholders’ equity. At September 30, 2010, the accumulated currency translation loss for this self sustaining investment amounted to $1,213,304 reflecting a loss of $165,846 during the nine months ended September 30, 2010, plus an accumulated currency translation loss of $1,047,458 as at December 31, 2009.

The Company incurred a foreign exchange loss of $2,222 for the nine months ended September 30, 2010 due primarily to a change in the US exchange rate from 1.0461 as at December 31, 2009 to 1.0293 at September 30, 2010 which triggered unrealized foreign exchange translation losses on the Company’s US cash and restricted cash however was partially offset against gains on net US dollar monetary liabilities resulting in a net loss for the period.

Income tax recovery

Income tax recovery was $75,424 and $279,134 for the three and nine months ended September 30, 2010, down from $488,566 and $903,039 for the three and nine months ended September 30, 2009 respectively due to the change in the estimate of the life of the Mesa assets and asset retirement obligation which resulted in lower Mesa asset amortization and the related income tax recovery.

Comprehensive loss

The net loss for the nine months ended September 30, 2010 of $2,442,762 plus the currency translation adjustment of the self-sustaining subsidiary of $165,846 resulted in a comprehensive loss of $2,608,608 compared to a net comprehensive loss of $3,511,162 for the nine months ended September 30, 2009.

Summary of Quarterly Results

	Total Revenues	Income (loss) Before Discontinued Operations	Net Income (Loss) For the Quarter	Net Income (Loss) Per Share Basic and Diluted

September 30, 2010	$858,759	$(665,204)	$(665,204)	$(0.01)
June 30, 2010	$962,197	$(673,876)	$(673,876)	$(0.02)
March 31, 2010	$511,424	$(1,103,682)	$(1,103,682)	$(0.02)
December 31, 2009	$391,952	$(1,512,001)	$(1,512,001)	$(0.02)
September 30, 2009	$691,558	$(645,921)	$(645,921)	$(0.02)
June 30, 2009	$1,041,523	$(1,180,684)	$(1,180,684)	$(0.03)
March 31, 2009	$673,463	$(1,684,556)	$(1,684,556)	$(0.05)
December 31, 2008	$687,666	$(2,127,709)	$(2,251,537)	$(0.07)
September 30, 2008	$1,405,648	$(699,660)	$(780,849)	$(0.02)
June 30, 2008	$2,145,874	$(24,433)	$2,904,631	$0.10

Liquidity and Capital Resources

As at September 30, 2010, the Company had negative working capital of $4,341,598 and cash on hand of $805,136 compared to positive working capital of $1,851,814 and cash on hand of $1,882,152 as at December 31, 2009. The negative working capital is primarily due to the receipt of the US$2,500,000 one year bridge financing, which was used to pay for the US$2,400,000 SCE power purchase agreement development bond classified as a non-current asset. For the nine months ended September 30, 2010, the Company has experienced cash inflows from financing and cash outflows from operating and development activities. These conditions reflect the fact that income and cash flows from income-producing activities have been insufficient to offset cash used for project development expenses. The Company has been successful in attracting additional capital and debt financing to continue development and to maintain liquidity. As we continue with the windy season, wind farm operations are expected to generate close to breakeven cash flow but as the Company proceeds to develop its further business opportunities, cash provided by these operations will need to be augmented by additional sources of capital.

The American Recovery and Reinvestment Act of 2009 extends the U.S.$21/MWh production tax credits through 2012, and provides an option to elect a 30% investment tax credit or equivalent cash grant from the U.S. Treasury Department. This stimulus bill is expected to have a positive impact for U.S. renewable energy projects as evidenced by the Company’s ability to engage The Manufacturers Life Insurance Company to arrange up to $208 million in senior secured project financing to support the construction and operation of the 120 MW Windstar Wind Energy Project. With the high projected cash flow from California and Arizona wind areas like Tehachapi, Palm Springs and Kingman, the Company expects that future projects like Mesa and Kingman will be attractive to potential finance partners.

Consequently, management is optimistic that full financing will be available to complete the future development of these projects.

Credit risk, liquidity risk, interest rate risk, currency risk and commodity price risk

The Company has limited exposure to credit risk, as the majority of its sales contracts are with a large utility customer, and the Company’s cash is held with HSBC Bank, Scotia Bank and Bank of America. Historically, the Company has not had collection issues associated with its trade receivables and the aging of trade receivables is reviewed on a regular basis to ensure the timely collection of amounts owing to the Company. At September 30, 2010, less than 1% of the Company’s trade receivables were not current. The Company manages its credit risk by entering into sales agreements with credit worthy parties and through regular reviews of accounts receivable. This risk management strategy is unchanged from the prior year.

The Company manages its liquidity risk associated with its financial liabilities (primarily those described in Note 6 of the interim consolidated financial statements and current liabilities) through the use of cash flow generated from operations, combined with strategic use of long term debt and issuance of additional equity, as required to meet the capital requirements of maturing financial liabilities. The contractual maturities of the Company’s long term financial liabilities are disclosed in Note 6, and remaining financial liabilities, consisting of accounts payable, are expected to be realized within one year.

As disclosed in Note 15, the Company was in compliance with all financial covenants relating to its financial liabilities as at September 30, 2010. This risk management strategy is unchanged from the prior period.

The Company has substantial assets denominated in U.S. dollars related to its California and Arizona properties. Based upon the net assets of the Company’s self sustaining operations as at September 30, 2010, a 1% change in the Canadian dollar-U.S. dollar blended forward exchange rate, would result in an $83,000 impact to accumulated other comprehensive income (“AOCI”). The Company also has certain loans payable denominated in U.S. dollars in its integrated subsidiaries related to its California properties. Based upon the remaining payments at September 30, 2010, a 1% change in the Canadian dollar-U.S. dollar blended forward exchange rate, over the timing of the payments to be made by the Company, would result in a $2,500 impact to net income. This risk management strategy is unchanged from the prior year.

The Company generates revenue through variable price power purchase agreements with a California utility. The power rates reflect current natural gas market prices and therefore the Company is exposed to commodity price risk. A 1% decrease, on an absolute basis, in the natural gas market prices would result in reduced revenue, on an annual basis, of approximately $30,000. The Company manages the remaining power rate risk by monitoring the natural gas futures market and by being prepared to convert the current variable price contracts to fixed price long term contracts if and when this is deemed to be necessary. This risk management strategy is unchanged from the prior year.

Cash and cash equivalents are highly liquid, measured at fair value, and transacted with senior financial counterparties that management has assessed as low credit risk.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements at this time.

Critical Accounting Estimates

The Company’s unaudited interim consolidated financial statements and notes thereto are prepared in accordance with Canadian GAAP. These accounting principles require us to make certain estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates, judgments and assumptions are based upon information available to us at the time that they are made. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our unaudited consolidated financial statements will be affected.

The critical accounting estimates are as follows:

Since the determination of many assets, liabilities, revenues and expenses are dependent upon future events, the preparation of interim consolidated financial statements requires the use of estimates and assumptions, which have been made using careful judgment. The critical accounting estimates are as follows:

(a)

The Company has allocated the purchase price of property, equipment, goodwill, future income taxes and other intangible assets based on the estimated fair market values of assets and liabilities acquired.

(b)	The Company has recorded an asset retirement obligation, based on estimates of the cost to remediate Mesa at a future date.

(c)	The Company has performed impairment testing on the amounts recorded as goodwill and construction in progress.

(d)	The Company has amortized the cost of wind turbines and towers, other generating facilities, meteorological towers, furniture and equipment and power purchase agreements over their estimated lives.

(e)	The Company has recorded stock based compensation using the Black-Scholes Option Pricing Model that requires an assumption of the expected lives of stock options granted to employees and consultants.

(f)

The Company has performed a forecast using estimates for revenues, expenses and foreign exchange rates for the operations and the projects currently undertaken in assessing the appropriateness of the company’s going concern assumption.

(g)	The Company has allocated expenses based on estimates provided by our contractors on their time spent on each project.

(h)	The Company records future income taxes based on estimated differences in net book values and tax values of its tangible and intangible assets.

New accounting pronouncements

(a)	Business combinations

CICA Handbook Section 1582, Business Combinations, which replaces Section 1581, Business Combinations, improves the relevance, reliability and comparability of the information that a reporting entity provides in its financial statements about a business combination and its effects. This section outlines a variety of changes, including, but not limited to, the following: an expanded definition of a business, a requirement to measure all business combinations and non-controlling interests at fair value, and a requirement to recognize future income tax assets and liabilities and to recognize acquisition and related costs as expenses of the period. The section applies to annual and interim financial statements for fiscal years beginning on or after January 1, 2011, with early adoption permitted. The Company has not yet reviewed the impact adopting this section will have on its interim consolidated financial statements.

(b)	Consolidated financial statements and non-controlling interests

CICA Handbook Section 1601, Consolidated Financial Statements, in combination with Section 1602, Non- Controlling Interests, will replace Section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements and specifically addresses consolidation accounting following a business combination that involves the purchase of an equity interest in one company by another. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The sections apply to annual and interim financial statements for fiscal years beginning on or after January 1, 2011, with early adoption permitted. The Company has not yet reviewed the impact adopting this section will have on its interim consolidated financial statements.

(c)	Convergence with International Financial Reporting Standards

In January 2006, the Canadian Institute of Chartered Accountants adopted a strategic plan for the direction of accounting standards in Canada. Accounting standards for public companies in Canada will converge with the International Financial Reporting Standards (“IFRS”) by January 1, 2011, unless, as permitted by Canadian securities regulations, Securitites and Exchange Commission (“SEC”) registrants were to adopt U.S. GAAP on or before this date. The Company plans on adopting U.S. GAAP for its financial reporting commencing January 1, 2011. As a result, the Company will not be adopting IFRS in 2011.

Transactions with Related Parties

The following expenses were accrued/paid to directors, officers, a significant shareholder and the spouse of a director of the Company:

	Nine months ended September 30, 2010	Nine months ended September 30, 2009
Directors' fees	$40,500	$40,500
Consulting fees	$1,008,628	$1,122,717
Office and secretarial	$27,000	$27,000
	$1,076,128	$1,190,217

As at September 30, 2010, the Company advanced 2010 directors fees of $NIL (December 31, 2009 - $9,000).

As at September 30, 2010, the Company had an account receivable of $88,226 (December 31, 2009 - $88,226) with a company that had a common director. The receivable has been outstanding for over a year and it is unlikely it will be paid in the foreseeable future so an allowance for the full amount has been provided.

As at September 30, 2010, the Company had an account receivable of $25,735 (December 31, 2009 - $12,395) from an officer and director of the Company.

Related party transactions are measured at the exchange amount, which is the consideration established and agreed to by the related parties.

International Financial Reporting Standards (IFRS)/US GAAP Changeover Plan

The Company has been monitoring the deliberations and progress being made by accounting standards setting bodies and securities regulators in Canada and the United States with respect to their plans regarding convergence to International Financial Reporting Standards (“IFRS”). The Canadian Institute of Chartered Accountants Accounting Standards Board and the Canadian Securities Administrators (“CSA”) have confirmed that domestic issuers will be required to transition to IFRS for fiscal years beginning on or after January 1, 2011. IFRS will replace Canada’s current Generally Accepted Accounting Principles (“GAAP”) for those enterprises. In June 2008, the Canadian Securities Administrators proposed that Canadian public companies which are also SEC registrants could adopt US GAAP instead of IFRS. In the third quarter of 2010, management concluded that the Company would adopt US GAAP commencing January 1, 2011 and not IFRS. This decision has been reviewed with, and approved by, the Audit Committee and Board of Directors.

In preparation for the changeover from Canadian GAAP to US GAAP, the Company has established a conversion team consisting of the Financial Controller to lead the conversion project. The conversion project includes the planning phase, diagnostic, analysis and evaluation phase and the implementation and review phase.

The Company has completed the planning, diagnostic, analysis and evaluation phases which involved establishing a conversion team and assessing key areas where there would be significant impact due to US GAAP transition. The conversion team has done research and had communication with third parties on the effects of adopting and implementing US GAAP.

The implementation and review phase will involve additional communication with the Company’s external auditors, implementation of the required accounting policy changes and continuous monitoring of changes in US GAAP to ensure accurate adoption and transition.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, our Disclosure Policy, our Code of Ethics, our Insider Trading Policy, the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting disclosure consideration.

As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable United States and Canadian securities laws and regulations. The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of the period covered by this management’s discussion and analysis, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted is recorded, processed, summarized and reported within time periods specified and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.

In designing and evaluating our internal control over financial reporting, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its reasonable judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Management assessed the effectiveness of our internal control over financial reporting for the year ended December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework for smaller public companies. Based on this assessment, management believed that, as of December 31, 2009, our internal control over financial reporting was effective based on those criteria.

Changes in Internal Controls

No changes in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, these controls have occurred subsequent to the year ended December 31, 2009.

In conducting an evaluation of the effectiveness of the Company’s disclosure controls and procedures, the Company’s management has concluded that, while its disclosure controls and procedures that are in place are effective for its current size of operations, they could be further enhanced as the Company grows. The Company’s management designed its current internal control system over financial reporting based on the Company’s business needs and activities and based on its current annual and interim financial statements requirements and its current financial data requirements based on those statements, such as earnings releases. Management then determines whether there are any risks that could result in a material misstatement in any of the Company’s financial reporting, including financial statements and earnings releases. Management intends to implement changes in internal controls as the business needs and activities change.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any system of disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the

Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Announcements for the Period under Review – Nine months ended September 30, 2010

On January 13, 2010, the Company announced that it received approval from the FAA for 15 turbine locations at 399 feet per turbine for our Kingman wind and Solar Energy projects in Arizona. The Company also announced that it is in the process of finalizing a turbine supplier, Engineering Procurement Construction Contractor and Solar Panel provider and that the Company will be utilizing very advanced copper indium gallium selenium (CIGS) solar technology that is both robust and cost effective.

On January 15, 2010, the Company entered into two corporate loan agreements with two institutional investors for a total of US$2,500,000. The loans bear interest at 10% per annum. A bonus was payable in common shares of the Company at a discounted market price of C$1.46. A finder’s fee was payable to PI Financial Corp., who acted as an advisor on the loan, in the amount of 7% cash and 7% warrants. The warrants have a term of two years and an exercise price of C$1.82. The bonus shares totaled 352,534. The Company used the funds to post a US$2,400,000 development fee in favor of Southern California Edison (“SCE”) as insurance that the Company will complete the construction of the 120 MW Windstar project located in Tehachapi, California.

On February 5, 2010, the Company announced that it had been named as one of the TSX Venture 50, which is comprised of 10 emerging companies in five industry sectors that have been identified as leaders in Canada's public venture market. The 2010 TSX Venture 50 were selected based on four equally weighted criteria that include return on investment, trading, analyst coverage and market capitalization growth in Cleantech, Diversified Industries, Mining, Oil & Gas and Technology and Life Sciences sectors.

In February 2010, the Company closed on an additional 100 acres of land in Tehachapi, California relating to the Windstar project for $802,577 net of $174,000 paid in deposits as of December 31, 2009.

On March 1, 2010, the Company provided an update on the 120 Megawatt Windstar financing by stating the final execution of a Turbine Supply Agreement ("TSA") and Balance of Plant Contract from an EPC Contractor and other key project components are completed prior to formal financial close. At formal financial close, the lender will release into an escrow construction account, the funding necessary to construct and commence operations at the wind park. The Company also announced that it selected RMT Inc., a subsidiary of Alliant Energy of Madison, Wisconsin, as the EPC contractor for Windstar. RMT, is currently performing substantial activities on the Windstar Project which include geotechnical drilling of all 60 turbine sites, calculations of soil dynamic loadings, seismic refraction surveys, electrical resistivity testing, road design, substation design, transmission interconnection design and formulating the complex turbine installation and commissioning strategy.

On March 8, 2010, the Company announced that it planned to commence construction of Phase I of the Mesa Project before the end of 2010 and to commence commercial operations before June 30, 2011. In addition, we stated that the potential lender's independent engineer completed an independent resource assessment on the Mesa site and Gamesa completed a site suitability study for Phase I of the Mesa Project. Capacity factors are consistent with a wind resource at Mesa averaging 10.4 meters per second (23 mph) from met tower MT-34 recording over six (6) years of wind data.

On March 8, 2010, the Company announced that it planned to commence construction of the Kingman Project before the end of 2010 and to commence commercial operations before June 30, 2011. The Company and RMT, an EPC contractor for the Windstar Project, are jointly conducting various project tasks for Kingman including preliminary design, system impact and feasibilities studies and permitting.

On March 11, 2010, the Company announced that it had granted, to a director of the Company, 300,000 incentive stock options at a price of $1.53 per share exercisable for a period of five years from the date of grant.

On May 25, 2010, the Company announced that Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. “Rabobank Nederland,” New York Branch (“Rabobank”) has been mandated to arrange $55 million in project financing (“US Treasury Grant Bridge Financing”) to provide the balance of the funds required to construct the 120 MW Windstar Project located in Tehachapi, California. The US Treasury Grant Bridge Financing would be secured by the US cash grant (“Cash Grant”) and would mature the earlier of (i) the receipt of the Cash Grant, (ii) 90 days after completion of construction and (iii) October 31, 2011. Financial close for this loan and the senior loan of $208,000,000 will be subject to the usual and customary due diligence for a wind project as well as lender approvals.

On June 25, 2010, the Company announced that on June 24, 2010, the California Public Utilities Commission approved the amendment to the Power Purchase Agreement between Western Wind and Southern California Edison for the 120 MW Windstar Project located in Tehachapi, California.

On July 8, 2010, the Company announced that it closed a non-brokered private placement of 2,593,300 units (“Units”) at a price of $1.10 per Unit for gross proceeds of $2,852,630. Each Unit was comprised of one common share and one half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of $1.50 per share for a period of two years. The hold periods for the Units and the underlying securities expire on dates from October 31, 2010 to November 7, 2010.

On July 12, 2010 the Company received US$2,000,000 pursuant to a corporate loan agreement with an institutional investor. The loan bears interest at 10% per annum and will become due on June 30, 2011. In connection with this loan, the Company issued 436,471 bonus shares at a discounted market price of C$0.92.

A finder’s fee related to the above private placement and corporate loan was paid to PI Financial Corp., who acted as an advisor on the loan and private placement, in the amount of 7% cash and 7% warrants. The warrants have a term of two years and an exercise price of C$1.15. Total finder’s warrants issued totaled 311,303.

In July 2010, the Company entered into agreements to lease land in Puerto Rico for potential development of solar energy facilities. Under these agreements, the Company will pay an initial deposit of US$54,999 representing part of the last year of rent and US$591,000 upon receipt of permits to construct and operate a solar facility on the property. The term of the lease agreement is forty years and the annual lease payments range from US$44,000 in the first year to US$220,000 in the last year. Royalty payments of 1% of net income after taxes are due once the solar facility commences operations and electricity becomes available under a power purchase agreement.

On September 15, 2010, the Company announced that it is continuing to work through the documentation with its lenders for the Windstar project financing. The Company also announced that due to the size and complexity of the transaction more time than originally anticipated is required and the financing is now anticipated to close by mid-October 2010. Heavy construction is planned to begin immediately upon the completion of the financial close. Financial close is still subject to final approval by the respective debt committees of each lender.

Commitments and Contingent Liabilities

The commitments as at September 30, 2010 are as follows:

	Total	Within 1 year	2 to 3 years	4 to 5 years	More than 5 years
Long term debt	$4,122,467	$4,024,125	$67,632	$23,374	$7,336
Right of way and crossing agreements	$855,897	$93,339	$169,457	$169,457	$423,644
Office lease	$122,958	$91,519	$31,439	$-	$-
Management contract	$57,488	$57,488	$-	$-	$-
	$5,158,810	$4,266,471	$268,528	$192,831	$430,980

As at September 30, 2010, the Company has placed on deposit $100,000 to secure corporate credit cards and posted a US$2,400,000 development fee in favor of SCE as insurance that the Company will complete the construction of the Windstar project. The development fee is fully refundable on completion of the 120 MW Windstar project. The amount refundable will be prorated if the full 120 MW nameplated capacity is not reached. The development fee will be forfeited as liquidated damage to SCE if initial operation of the Windstar project does not occur by December 31, 2011.

On August 17, 2010, the Company entered into agreements to lease land in Puerto Rico for development of solar energy facilities. Under these agreements, the Company paid an initial deposit of US$54,999 representing part of the last year of rent and will pay US$591,000 upon receipt of permits to construct and operate a solar facility on the property. The term of the lease agreement is forty years and the annual lease payments range from US$44,000 in the first year to US$220,000 in the last year. Royalty payments of 1% of net income after taxes are due to the lessor once the solar facility commences operations and electricity becomes available under a power purchase agreement. The Company is in the process of registering the land lease with the Office of Puerto Rico. Pursuant to the executed lease agreement, no obligation under the lease is enforceable until it is registered.

The Company entered into a corporate loan agreement with an institutional investor for a total of US$2,000,000. The loan bears interest at 10% per annum. The loans plus interest are payable on June 30, 2011.

The Company entered into two corporate loan agreements with two institutional investors for a total of US$2,500,000. The loans bear interest at 10% per annum. The loans plus interest are payable on January 15, 2011.

The Company has a BLM right-of-way that expires on September 22, 2037. The right-of-way requires annual payments based on the installed kilowatt (kw) capacity and BLM factors being the number of operational hours in the year, capacity factors, royalty percentages and sales price per kw. The Company is committed to the removal of any structure, equipment and machinery at the end of the term of right-of-way agreement. The Company also has an obligation to remove foundations and equipment on the termination of the right-of-way agreement.

The Company has entered into a sublease agreement for office space in Vancouver, B.C. that expires in February 2012. The base rent is $3,570 per month with additional operating costs of approximately $2,700 per month.

The Company has entered into a lease agreement for office space in Tehachapi, CA that expires July 31, 2010. The base rent is US$1,700 per month. On June 14, 2010, the Company renewed its lease for the same terms for an additional year to July 31, 2011.

The Company has entered into an operations and maintenance agreement with an independent contractor that requires the Company to reimburse the contractor for all costs incurred for maintaining the Mesa Wind farm plus a management fee of US$219,000 per annum. The agreement is renewable annually with 30 days’ notice from its December 15 renewal date.

The Company has entered into a large generator interconnection agreement (“LGIA”) with SCE for the Windstar project. This agreement requires the Company to pay an amount of US$306,250 to cover potential tax liabilities arising from future activities related to the LGIA. As at September 30, 2010, US$153,125 had been paid.

The contingent liabilities as at September 30, 2010 are as follows:

The Company has two employees, and remunerates all officers, directors, and all other individuals by way of consulting fees. If certain of these individuals were deemed to be employees of the Company, as opposed to consultants, then the Company could be contingently liable for employer related withholdings and costs.

As at September 30, 2010, the Company has entered into conditional purchase agreements for land in Ontario, Canada for potential development of solar energy facilities. Under four of these agreements, the Company paid deposits of $46,000 which become nonrefundable when the Company obtains all Government, Local Authority, Utility and other contracts, agreements and approvals necessary to develop solar energy facilities. The following additional payments are contingent on the project development process as follows:

(a)

$15,000 - $24,000 is payable for each property successfully rezoned for the Company’s intended use within approximately 8-12 months of the Purchase and Sale Agreement Date or the company waives such requirement,

(b)

$25,000 is payable for four of the properties if the Company is successful in obtaining all other contracts, agreements and approvals within approximately 24 months of the Purchase and Sale Agreement Date or the company waives such requirement, and

(c)	The difference between the combined purchase price of $5,055,000 and the progress payments, as described above, would be due if the Company completes the purchase of the properties.

Title of the properties would not be transferred to the Company until the full purchase price has been paid.

Other MD&A Requirements

Disclosure of Outstanding Share Data

Summary of Securities Issued During the Period

	Common Shares	Common Shares	Contributed Surplus	Warrants	Total
	#	$	$	$	$
Balance, June 30, 2010	49,543,781	$50,284,791	$11,239,087	$1,018,127	$62,542,005
Cash transactions
Private placement of 2,593,300
unit, net of issuance costs and
broker warrants of $1,030,007	2,593,300	1,822,624	-	790,855	2,613,479
	52,137,081	52,107,415	11,239,087	1,808,982	65,155,484
Non-cash transaction

Bonus shares issued for financing	463,471	426,394		-	426,394
Warrants issued	-	-	-	73,904	73,904
Stock-based compensation	-	-	46,836	-	46,836
Balance, September 30, 2010	52,600,552	$52,533,809	$11,285,923	$1,882,886	$65,702,618

Summary of Options Granted During the Period

None

Summary of Marketable Securities Held at the End of the Period

None

Summary of Securities at the End of the Reporting Period

Authorized Capital:	unlimited common shares without par value, unlimited class A preferred securities without par value

Issued and Outstanding:	52,600,552 common shares

Number and Recorded Value for Shares Issued and Outstanding

At September 30, 2010, the Company had 52,600,552 common shares outstanding having an average paid up value of $1.00 per share ($52,533,808).

At September 30, 2010 and October 29, 2010 there were 52,600,552 common shares and 4,224,808 warrants outstanding.

At September 30, 2010 and October 29, 2010 there were 4,300,000 stock options outstanding.

Description of Options, Warrants and Convertible Securities Outstanding as at September 30, 2010

Type of Security	Number or Amount	Exercise or Conversion Price	Expiry Date

Stock Options	400,000	$ 1.23	September 25, 2011
Stock Options	850,000	$ 1.54	November 8, 2012
Stock Options	275,000	$ 1.32	November 28, 2012
Stock Options	275,000	$ 1.32	December 10, 2012
Stock Options	1,700,000	$ 1.34	November 4, 2013
Stock Options	400,000	$ 1.34	December 15, 2013
Stock Options	300,000	$ 1.53	March 11, 2015
Stock Options	100,000	$ 1.11	June 24, 2019

Warrants	1,036,000	$ 1.00	May 5, 2011
Warrants	291,099	$ 0.65	May 5, 2011
Warrants	100,000	$ 1.00	May 5, 2011
Warrants	329,975	$ 1.00	May 12, 2011
Warrants	760,801	$ 1.00	June 5, 2011
Warrants	514,400	$ 1.50	June 30, 2012
Warrants	782,250	$ 1.50	July 6, 2012
Warrants	311,303	$ 1.15	July 19, 2012
Warrants	98,980	$ 1.82	January 15, 2013

Total Number of Shares in Escrow or Subject to Pooling Agreement

524,996 shares are held in escrow pursuant to an escrow agreement dated April 29, 1999 as amended on October 26, 2007.

Additional information relating to the Company is available on SEDAR at www.sedar.com.